Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                           For the month of April 2006
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: April 19, 2006

List of materials

Documents attached hereto:


i)     A press release announcing - S-LCD 7G Capacity Expansion


Press Release                                                   April 19th, 2006


                                                               S-LCD Corporation


  S-LCD Announces Expansion of Monthly Production Capacity for 7th Generation
         Amorphous Silicon TFT LCD Display Panels - up to 90,000 Panels


Tangjeong, Korea- April 19th, 2006- S-LCD Corporation (hereafter S-LCD) today decided on an additional investment of 28 billion JPY for existing 7th generation production facility expansion. The investment will be funded by S-LCD itself.

S-LCD currently operates with a monthly production capacity of 60,000 panels (7th generation substrates) which are integrated into both Samsung and Sony LCD TVs. The production capacity is already expected to expand to 75,000 panels per month by July 2006. The investment announced today will further increase the capacity by 15,000 panels a month resulting in a 90,000 panel monthly capacity by beginning of 2007.

S-LCD will continue to be a stable amorphous silicon TFT LCD panel production supplier for both Samsung and Sony.


(For reference: Background of investment and production capacity)

* Investment announced on November 22nd, 2005 (targeted production capacity from July 2006)
  Approx. 100 billion Korean Won (Approx.10 billion JPY) 75,000 panels/month

* Investment announced today, April 19th, 2006 (targeted production capacity from beginning of 2007)
  Approx. 222 billion Korean Won (approx.28 billion JPY) 90,000 panels/month